UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Finkel, Shelly
   c/o Global Telecommunication Solutions, Inc.
   60 East 42nd Street
   Suite 464
   New York, NY  10165
   USA
2. Issuer Name and Ticker or Trading Symbol
   Global Telecommunication Solutions, Inc.
   GTST
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 18, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |      |    |                  |   |           |506,536            |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Stock Options           |$0.5625 |6/18/|A   |100,000    |A  |6/18/|6/17/|Common Stock|100,000|-      |            |D  |            |
                        |per shar|99   |    |           |   |99   |04   |            |       |       |            |   |            |
                        |e       |     |    |           |   |     |     |            |       |       |            |   |            |
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Stock Options           |$0.50 pe|9/23/|A   |15,000     |A  |(1)  |(1)  |Common Stock|15,000 |-      |289,336     |D  |            |
                        |r share |99   |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Options to purchase 5,000 shares of common stock under the Issuer's 1994 Performance Equity Plan become exercisable on each of March 23, 2000, September 23, 2000 and September 23, 2001. After each portion of the option becomes exercisable, it remains exercisable for five
years.
SIGNATURE OF REPORTING PERSON
/s/   Shelly Finkel
DATE
February 10, 2000